Exhibit 12.1

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES

(in thousands)	For the year ended March 31,

	2004	2003	2002	2001	2000

Income (loss) from continuing operations before income taxes	$(30,957)	$(137,173)	$(58,612)	$309,675	$321,546
Add fixed charges	23,709	30,486	29,009	22,725	22,645

Earnings (as defined)	$(7,248)	$(106,687)	$(29,603)	$333,514	$344,191

Fixed charges
Interest expense	$17,617	$24,419	$22,976	$17,658	$18,978
Amortization of debt issuance costs	(i)	(i)	(i)	(i)	(i)
Estimated interest component of rent expenses	6,092	6,067	6,033	5,067	3,667

Total fixed charges	$23,709	$30,486	$29,009	$22,725	$22,645

Ratio of earnings to fixed charges	Note (ii)	Note (ii)	Note (ii)	14.6	15.2

         (i)  In all years presented, the amortization of debt issuance costs is included in interest expense.

         (ii)  Earnings, as defined, were insufficient to cover fixed charges by $31.0 million, $137.2 million and $58.6 million for fiscal years 2004, 2003 and 2002, respectively.